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                                                                    Exhibit 99.1
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                   CHINA TECHFAITH UPDATES FINANCIAL GUIDANCE;

                     SCHEDULES THIRD QUARTER CONFERENCE CALL

BEIJING, CHINA - OCTOBER 17, 2005 - China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced updated financial guidance for the third quarter ended September 30, 2005 and the full year ending December 31, 2005.

     Based on preliminary information, the Company expects revenues for the third quarter 2005 will increase to approximately US$23 million or approximately 10% over the second quarter of 2005, with net income of approximately US$11 million for the third quarter of 2005. The Company previously expected revenue in the third quarter would grow 10% to 15% over the second quarter.

     Assuming current business trends for the remainder of 2005, the Company now expects that revenues for the full year 2005 will be approximately US$90 million, with net income of approximately US$0.91 to US$0.93 per ADS. The Company previously expected revenue for the full year 2005 would be approximately US$90 million to US$100 million.

     Defu Dong, Chairman and Chief Executive Officer of China TechFaith, said, "While we are pleased with our continued business momentum with international handset brand owners, which represent approximately 70% of our revenue, the domestic Chinese handset market remains soft. The softness is due to the recent fast growth of the domestic black market for cheaper, unauthorized GSM/GPRS handsets combined with the continued delay in the introduction of 3G into the China market. To offset softness in the domestic GSM/GPRS market, we have started to broaden our customer base beyond the top 10 local brand owners to the top 15 who are well financed but more entrepreneurial companies which are gaining market share domestically. Our updated guidance also reflects the continued delay in the introduction of 3G into the China market as the Chinese Government has again postponed the introduction of 3G licenses. We previously expected to recognize limited revenues from 3G toward the end of 2005, which also ramp going into 2006. We now expect this design activity will move into 2006 contingent on the government assigning licenses to carriers. We believe there will be a significant opportunity for the company once the government eventually opens the domestic market."

     Mr. Dong continued, "Overall, we remain very positive about China TechFaith's growth prospects based on the strength of our core business and customer base, our industry expertise, and expected handset growth rates. The software component of our business has proven critical in making our customers' handsets work and is capable of handling the constantly evolving technologies and upgrades that occur. China TechFaith's goal remains to become the largest handset application software and handset solution provider in the world. Our business strategy is to maintain our leading position in the domestic China market, while also continuing to develop the international market. To accomplish this we are maintaining strong technology capabilities in GSM, CDMA 1X, WCDMA, and Smart Phones, and also developing new technologies, such as EVDO and HSPDA. We are focused on software development and developing relevant appliance software at the same time. In addition, we are cooperating with a international chipset provider to offer turnkey software and design solutions."

     "Our technology capabilities can be specify in the following aspects. On GSM/GPRS TECHNOLOGY: The international GSM/GPRS market remains healthy and we are working to win additional customers, while also developing new markets outside China. In addition, we expect to benefit from the cooperation with a international chipset provider to offer them turnkey software and design solutions on their chipset, as the international chipset provider ship its chipset into the international market, thereby increasing our royalty fees as volumes increase. We are also able to provide services to both mid-sized and smaller customers who cover the important low-end markets. On CMDA 1X TECHNOLOGY, as a result of our leading position in CDMA 1X technology and we are the major design house in China with the technical capability to provide CDMA 1X handset design solutions, we have recently started to win more contracts in CDMA 1X in the domestic China market
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and expected to win initial contracts in international market. We believe our capabilities in CDMA 1X will remain an important growth driver in 2006. On WCDMA TECHNOLOGY, we believe there will be a significant opportunity for the company once the government eventually opens the domestic market. Since China TechFaith is currently the main design house in China with the technical and software design capability to support WCDMA technology phones. In the meantime, we have been successful in developing international market opportunities. There will be new WCDMA products designed by China TechFaith to be launched in Europe shortly. We will continue to develop the international market and strengthen our technical capabilities in WCDMA. On SMART PHONE TECHNOLOGY, we are also starting to win contracts as it plays an important role in internationally handset market. We have the capability to launch a GSM Linux Smart Phone and we are developing a Linux CDMA 1X Smart Phone and a WCDMA Smart Phone and plan to launch in 2006. We also believe there is significant market opportunity in Windows CE-based Smart Phones and China TechFaith designs first Windows CE-based Smart Phones will be launched in 2006 in domestic market. We believe WI-FI TECHNOLOGY Phones is also a new opportunity for international market, we are working to secure contracts in this area as well. China TechFaith also developing EVDO AND HSDPA technologies and the technologies will be available and the products will be launched by the end of 2006 for international market. Finally, in the WIRELESS MODULE area, after successfully introducing GSM and CDMA 1X modules into the market, we now plan to introduce WCDMA and EVDO modules in the first half of 2006. Wireless module is based on the similar hardware design including RF and base band technologies which used in handset design. Our strategic move in wireless module business has proof to rise the enter barrier of the industry."


INVESTOR CONFERENCE CALL/WEBCAST DETAILS

China TechFaith will report full results for the third quarter 2005 on Tuesday, November 15, 2005 at 7:00 p.m. EST (8:00 a.m., Wednesday, November 16 in Beijing). The conference call will be available at www.techfaithwireless.com and by telephone at (201) 689-8560. A replay of the call will be available immediately following the call on Tuesday, November 15, 2005 through 11:59 p.m. EST on Tuesday, November 22, 2005 (12:59 p.m., Wednesday, November 23 in Beijing) by telephone at (201) 612-7415 and via the web www.techfaithwireless.com. The account number and confirmation identification for the replay are 3055 and 172996, respectively.


ABOUT CHINA TECHFAITH

China TechFaith is the largest handset application software and handset solution provider based in China. With technology capabilities in developing MMI on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA, TD-SCDMA and Wi-Fi technologies, China TechFaith is able to provide MMI software which fulfills major global operators standards. China TechFaith also provides handset application software including WAP, Java, MMS, WWW browser, SyncML, DRM, etc. China TechFaith provides one-stop services and total solutions for handset software development. China TechFaith also has the capability to develop Smart Phone based on Linux, Windows CE and Brew operation systems. Based on the above technology capabilities, China TechFaith provides full range services in handset design which satisfies different customer needs. The services include (i) handset design solution; (ii) turkey software and design solution on chipset; (iii) application software; and (iv) wireless module and wireless application products.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as China TechFaith's strategic and operational plans, contain forward-looking statements. China TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and
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uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, China TechFaith's ability to retain existing or attract additional international customers, China TechFaith's earnings or margin declines, failure of competing against new and exist competitors, and other risks outlined in China TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


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CONTACTS:
In China:                                 In the U.S.:
Ms. Yuping OuYang                         David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-9918                      Tel:+646-536-7006
inforequest@mail.techfaith.cn             dpasquale@theruthgroup.com
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